July 21, 2008

Dear George Lintz:

QPC Lasers is currently experiencing a cash shortage.  In order to enable the company to continue its operations during this difficult period, we have undertaken a number of steps to cut our operating costs and preserve our cash resources.

It is in this context that QPC Lasers must unfortunately ask your agreement to a reduction of your salary to $8,026.92 per pay period, effective tomorrow, Tuesday, July 22, 2008.  This reduction will remain in effect until such time that, in the judgment of the Board of Directors, conditions have improved sufficiently to allow them to be relaxed or rescinded. In addition to the reduction of salary, we are also passing through to you 15% of your health insurance premium cost. This amount will be deducted from your future paychecks on a pre-tax basis. Accordingly, the effect on your net pay will be less than the dollar amount passed through.

We recognize that some employees may be unwilling or unable to accept these changed compensation levels, employees who choose to remain employed by the Company must indicate their acceptance by the end of work on Tuesday, July 22, 2008.

We highly value your service to the Company and would not seek these reductions if we did not believe that they were essential to solving our current cash problems. Executive officers of the Company will be taking a salary reduction which is proportionately greater than your reduction.

Our goal is to continue to build our business and emerge from this cash shortage as quickly as possible.  We continue to have confidence in our technology and products and hope that you share that confidence.  There is of course no guarantee of success, but by undertaking reductions in operating expenses, including these salary reductions, we enhance our prospects for success.

In recognition of your sacrifice and dedication to the Company, our Board of Directors has approved issuing to you 204,900 shares of common stock of QPC Lasers, Inc. These shares will vest on July 21, 2009. Until that time, they are forfeitable upon termination of employment for any reason.

In addition, we plan to offer a contingent retention incentive bonus equal to 150% of the difference between the salary you are actually paid and the amount that you would have been paid if your current salary was not reduced.  The contingent retention incentive bonus would be payable upon the first anniversary of the effective date of your salary reduction (the "Payment Date"), subject to the following conditions:

        1.  You remain an employee in good standing of the Company on the Payment Date; and

        2.  The Company has, in the judgment of the Board of Directors, adequate cash resources on the Payment Date to make the bonus payments without jeopardizing its ability to meet its other obligations during the 12 months following.

We cannot provide any assurances that the contingent retention incentive bonus will be paid, nor should you view this potential bonus as a guaranty of continued employment or as consideration for your agreement to a salary reduction.

Thank you for your understanding and your continuing service to the Company. We intend to exert every effort to resolve our current difficulties, build a company of which we all can be proud and reward those who have contributed to this success.

Sincerely,

Jeff Ungar

QPC Lasers, Inc.

If you accept these reductions, please check the box below, sign, and return to Natalie in HR by the end of work on Tuesday July 22, 2008. Thank you!

__ I understand and accept the compensation changes as described in this letter

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